SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

15 May 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. Final Results announcement made on 15 May 2008

May 15, 2008

PRELIMINARY RESULTS - YEAR TO MARCH 31, 2008

FOURTH QUARTER HIGHLIGHTS

Revenue of £5,422 million, up 2 per cent, with new wave representing 42 per cent

EBITDA before specific items [1] and leaver costs of £1,569 million, up 2 per cent

Global Services EBITDA [2] margin increases to 13.7 per cent

Profit before taxation, specific items [1] and leaver costs of £714 million, up 3 per cent

Earnings per share before specific items [1] and leaver costs of 7.0 pence, up 11 per cent

Free cash flow of £1,705 million, up 9 per cent

IAS 19 pension surplus of £2.9 billion, gross of tax

FULL YEAR HIGHLIGHTS

Revenue of £20,704 million, up 2 per cent

EBITDA before specific items [1] of £5,784 million, up 3 per cent

Profit before taxation and specific items [1] of £2,506 million, flat year on year

Earnings per share before specific items [1] of 23.9 pence, up 5 per cent

Free cash flow of £1,503 million, up 11 per cent

Full year proposed dividend of 15.8 pence per share, up 5 per cent

Broadband end users [3] of 12.7 million at March 31, 2008 of which BT's retail share was 35 per cent

The income statement, cash flow statement and balance sheet from which this information is extracted are set out on pages 20 to 26.

1
Specific items are significant one off or unusual items as defined in note 4 on pages 30 to 31.

2
Before specific items and leaver costs.
3
DSL and LLU connections.

Chairman's statement

Sir Michael Rake, Chairman, commenting on the full year results, said:

"I am pleased to report that we are recommending a full year dividend of 15.8 pence per share, up 5 per cent from last year, reflecting the group's strong performance and the Board's continued confidence in the future of the business.

I would like to express my and the Board's thanks to Ben Verwaayen who is stepping down as Chief Executive at the end of this month. Ben has been an exceptional CEO who has transformed the business through his vision and determination. Under his leadership, BT has developed a strategy which has delivered consistent profitable growth and laid strong foundations for the future.

It is a tribute to the strength of the team he has built that the Board has been able to recruit his replacement internally. Ian Livingston has delivered brilliantly for BT both as group finance director and as the CEO of BT Retail.

In 2008/09, we expect to deliver continued growth in revenue, EBITDA
1
 and earnings per share
1
 as we continue our transformation from a fixed-line business into a software-driven global communications services company. We also expect our free cash flow to be at a similar level to last year.

I am confident that we have the right strategy and people in place to continue to deliver value for our shareholders and expect to increase dividends per share in 2008/09."

Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the fourth quarter results, said:

"We have finished the year in style with a strong fourth quarter performance. BT is in great shape with year on year growth in revenue, earnings per share
1
, EBITDA
1
, free cash flow and dividends per share.

BT Global Services continues to grow strongly whilst expanding EBITDA
1
 margin and delivering impressive EBITDA
1
 growth of 13 per cent. Outside the
UK
, BT Global Services has accelerated revenue growth to 28 per cent. BT Retail remains
Britain
's favourite broadband provider in a highly competitive market and delivered strong growth in EBITDA
1
 of 8 per cent. BT Wholesale has made good progress with over £1 billion of contracts signed in the quarter. Openreach has delivered record levels of customer service performance.

It has been a fantastic privilege to work with so many great people over the past six and a half years. I am extremely proud of what they have achieved and I believe BT has a great future."

 1
Before specific items and leaver costs.

RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008
	Fourth quarter			Year
	2008 £m	2007 £m	Better (worse) %	2008 £m	2007 £m	Better (worse) %
Revenue	5,422	5,292	2	20,704	20,223	2

EBITDA
- before specific items and leaver costs	1,569	1,537	2	5,911	5,780	2
- before specific items	1,513	1,474	3	5,784	5,633	3

Operating profit
- before specific items and leaver costs	814	764	7	3,022	2,860	6
- before specific items	758	701	8	2,895	2,713	7
- after specific items	595	668	(11)	2,356	2,541	(7)

Profit before taxation
- before specific items and leaver costs	714	695	3	2,633	2,642	-
- before specific items	658	632	4	2,506	2,495	-
- after specific items	494	601	(18)	1,976	2,484	(20)

Earnings per share
- before specific items and leaver costs	7.0p	6.3p	11	25.0p	23.9p	5
- before specific items	6.5p	5.8p	12	23.9p	22.7p	5
- after specific items	5.4p	5.5p	(2)	21.5p	34.4p	(38)

Capital expenditure	774	905	14	3,339	3,247	(3)

Free cash flow	1,705	1,558 [3]	9	1,503 [1]	1,354 [2]	11

Full year proposed dividend				15.8p	15.1p	5

Net debt				9,460	7,914	(20)

1
Includes payment of pension deficiency contributions of £320 million and tax receipts of £504 million.
2
Includes payment of pension deficiency contributions of £520 million and tax receipts of £376 million.
3
Includes tax

receipt of £376 million.

The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on pages 30 to 31.

The income statement, cash flow statement and balance sheet are provided on pages 20 to 26. A reconciliation of EBITDA before specific items to group operating profit is provided on page 35. A definition and reconciliation of free cash flow and net debt are provided on pages 32 to 34.

GROUP RESULTS
Fourth quarter ended March 31, 2008
Revenue was 2 per cent higher at £5,422 million in the quarter with continued growth in new wave revenue. EBITDA before specific items and leaver costs grew by 2 per cent, the ninth consecutive quarter of year on year growth. Earnings per share before specific items and leaver costs increased by 11 per cent to 7.0 pence, the twenty fourth consecutive quarter of year on year growth.

New wave revenue at £2,300 million was 9 per cent higher than last year and accounted for 42 per cent of our revenue. New wave revenue is mainly generated from networked IT services, broadband and mobility.

Our Global Services business achieved contract wins of £2.8 billion in the fourth quarter, with £8.0 billion achieved over the last twelve months. Global Services further improved profitability with EBITDA margins before specific items and leaver costs, improving by 0.4 percentage points, to 13.7 per cent, compared with the prior year.

BT had 12.7 million wholesale broadband connections (DSL and LLU) at March 31, 2008, including 4.3 million local loop unbundled lines. This represents an increase of 1.9 million wholesale broadband connections year on year. There were 499,000 connections in the quarter with our retail share of those net additions at 150,000, being 30 per cent. BT Retail remains the
UK
's number one retail broadband provider with a customer base of 4.4 million at March 31, 2008.

Revenue
New wave revenue was 9 per cent higher than last year, driven by growth of 12 per cent in our networked IT services revenue and 5 per cent in our broadband revenue.

Revenue from our traditional business declined by 2 per cent. This decline includes the impact of a decrease in low margin transit and premium rate services revenues, which accounted for a 1 percentage point reduction in revenue. The underlying decline of 1 per cent is consistent with recent quarters and reflects a robust defence of our traditional business in a highly competitive market.

Revenue from our Major corporate customer segment grew by 9 per cent. The increased take-up of our networked IT services has continued with new wave revenue representing 66 per cent of all Major corporate revenue.

Revenue from our Business customer segment (comprising smaller and medium sized
UK
 businesses) grew strongly by 10 per cent, continuing the improving trend. New wave revenue from our business customers grew by 33 per cent. This reflects both organic growth as well as the contribution from our acquisitions of Lynx and Basilica earlier in the year.

Revenue from our Consumer customer segment was 4 per cent lower year on year, with the decline due to the decrease in traditional revenue arising from the lower call revenue from call packages offering free weekend and evening calls introduced in the quarter, which has been partially offset by growth in broadband revenue. Growth in new wave revenue of 19 per cent continues to demonstrate our success in reducing our dependence on traditional revenue which declined by 9 per cent in the quarter.

The 12 month rolling average revenue per consumer household increased by £1 in the quarter to £274, the ninth consecutive quarter of growth due to more customers taking multiple services from BT. Increased broadband revenue and the growth of value added propositions per household, have more than offset the lower call revenues in the quarter.

Wholesale (
UK
 and Global Carrier) customer revenue decreased by 5 per cent as a result of the impact of volume and price reductions on DSL broadband and the decrease in low margin transit and premium rate services revenues, which were only partially offset by migrations to local loop unbundling (LLU) arrangements.

Operating results
Group operating costs before specific items and leaver costs increased by 3 per cent to £4,744 million. Staff costs before leaver costs increased by 8 per cent to £1,362 million largely due to acquisitions made in the past year, with inflationary and headcount changes being partially offset by efficiency savings. Leaver costs before specific items were £56 million in the quarter (£63 million last year). Payments to other telecommunication operators increased by 3 per cent to £1,098 million. Other operating costs before specific items of £1,697 million increased by only 1 per cent, with the increased costs of sales from growth in networked IT and other new wave services and increased levels of network and 21CN activities, being offset by cost savings of £157 million from our efficiency programmes. Total cost savings for the year were £625 million. Depreciation and amortisation decreased by 2 per cent year on year to £755 million, largely the result of some legacy assets becoming fully depreciated and the operational useful lives of others being extended, which was partially offset by depreciation on 21CN assets brought into use. Other operating income increased by £55 million to £136 million in the quarter, which included some up front benefits from the transformation of our operational cost base through global sourcing and process improvement, and income from the exploitation of our intellectual property.

 Group operating profit before specific items and leaver costs increased by 7 per cent to £814 million. Our group operating profit margin before specific items and leaver costs increased to 15.0 per cent compared with 14.4 per cent last year, the fifth consecutive quarter we have generated year on year margin growth.

Earnings
 Net finance expense before specific items was £97 million, an increase of £27 million against last year.
This includes net finance income associated with our defined benefit pension scheme which was flat year on year at £105 million. The increase in net finance expense primarily reflects the higher average net debt in the quarter.

 The effective tax rate on the profit before specific items was 22.3 per cent (24.5 per cent last year) giving a full year rate of 23.2 per cent, compared with the UK statutory rate of 30 per cent, reflecting the continued focus on tax efficiency within the group.

 Profit before taxation, specific items and leaver costs of £714 million increased by 3 per cent.
Earnings per share before specific items and leaver costs increased by 11 per cent to 7.0 pence.

Specific items
 Specific items are defined in note 4 on pages 30 to 31. Specific items were a net charge before tax of £164 million (£31 million charge last year) and a net charge after tax of £85 million (£22 million charge last year). We incurred restructuring costs of £110 million (£nil last year) relating to our transformation and reorganisation activities in the quarter which mainly comprised manager leaver costs and transformation programme costs. There was a £53 million charge (£nil last year) in relation to further estimated costs required to create Openreach and deliver the Undertakings agreed with Ofcom, particularly with regard to the introduction of equivalence of input systems which are due to be completed by 2010. There was also a tax credit of £40 million (£nil last year) on settlement of outstanding tax matters relating to a business demerged in 2001, being the settlement of the final outstanding matter for tax computations up to the 2004/05 financial year.

Earnings per share after specific items was 5.4 pence in the quarter (5.5 pence last year).

Cash flow and net debt
Net cash inflow from our operating activities in the fourth quarter amounted to £2,608 million compared with £2,413 million last year. The free cash inflow of £1,705 million compared with an inflow of £1,558 million last year. The improved free cash inflow is primarily the result of a higher working capital inflow of £1,195 million (£713 million last year) and a lower cash outflow for the net purchase of property, plant and equipment which amounted to £759 million (£836 million last year). This was partially offset by £376 million tax repayment received last year, the cash outflow relating to our business transformation programmes of £94 million (£nil last year) and net interest payments of £144 million (£33 million last year).

The net cash outflow on acquisition of subsidiaries in the fourth quarter was £102 million (£188 million last year) and related principally to the acquisition of Frontline, which brings us networked IT services capabilities in the Asia Pacific region. During the quarter we raised new long term borrowings of £377 million at an average annualised interest rate of 7.8 per cent. We repurchased 215 million shares (46 million last year) for a total consideration of £495 million (£140 million last year), resulting in a net cash outflow of £480 million (£129 million last year). Net debt was £9,460 million at March 31, 2008 compared with £7,914 million at March 31, 2007. Free cash flow and net debt are defined and reconciled in notes 7 and 8 on pages 32 to 34.

Dividends
The board recommends a final dividend of 10.4 pence per share to shareholders, amounting to approximately £805 million. This will be paid, subject to shareholder approval, on September 15, 2008 to shareholders on the register on August 22, 2008. The ex-dividend date is August 20, 2008.

The full year proposed dividend has increased by 5 per cent to 15.8 pence per share, compared with 15.1 pence last year.

Share buy back
During the year we bought back 540 million shares for consideration of £1,506 million as part of our £2.5 billion share buyback programme, due to complete by March 31, 2009.

Full year ended March 31, 2008
Revenue increased by
2 per cent in the year to £20,704
 million. We continued to experience strong growth in new wave revenue, which at £8,043 million was 9 per cent higher than last year. Traditional revenue decreased by 1 per cent, an improvement on the trend in the prior year.

We remain focused on financial discipline and our cost efficiency programmes achieved savings of £625 million in the year which has enabled us to invest in further growth of our new wave activities and customer service improvements. Leaver costs before specific items were £127 million in the year (£147 million last year). Other operating income was £349 million (£233 million last year) with the increase being largely due to growth in the third party business undertaken by our vehicle fleet operations, some up front benefits from our cost transformation activities and the exploitation of our intellectual property.

EBITDA before specific items was £5,784
 million, 3 per cent higher, representing a margin of 27.9 per cent, unchanged from last year. Our operating profit before specific items was £2,895 million, 7 per cent higher than the prior year. Our operating profit margin, before specific items, was 14.0 per cent compared with 13.4 per cent in the prior year.

Net finance costs before specific items were £378 million in the year, an increase of £145 million year on year. The increase in net finance costs reflects higher net debt in the period, higher interest rates on variable rate borrowings and fair value movements on hedges that do not qualify for hedge accounting under IAS 39. The fair value movements include a charge of £26 million on a low cost borrowing transaction which is marginally earnings positive after tax. Net finance income associated with the our defined benefit pension scheme was unchanged year on year at £420 million.

Profit before taxation and specific items was £2,506 million, broadly flat year on year. Specific items for the year were a net charge before tax of £530 million (£11 million charge last year) and a net charge after tax of £187 million (£968 million net credit last year). We incurred £402 million (£nil last year) of our estimated £450 million of transformation costs, the remainder of which is expected to be incurred in 2008/09. Specific items also include the write off of circuit inventory and working capital balances of £74 million (£65 million last year) and a charge of £53 million (£30 million last year) in relation to further estimated costs required to create Openreach and deliver the Undertakings agreed with Ofcom, particularly with regard to equivalence of input systems, which are due to complete in 2010. The specific items tax credit for the year of £343 million includes a £149 million tax credit relating to the specific item charges, a £154 million credit arising from the re-measurement of deferred tax balances for the change in UK statutory corporation tax rate to 28 per cent, which becomes effective in 2008/09, and a tax credit of £40 million (£nil last year) on settlement of outstanding tax matters relating to a business demerged in 2001.

The effective tax rate on the profit before specific items was 23.2 per cent (24.5 per cent last year).
 Earnings per share before specific items was 23.9 pence (22.7 pence last year), an increase of 5 per cent.
Capital expenditure in the year was £3,339 million (£3,247 million last year). The higher expenditure is a result of the decision to invest in the creation of re-usable capabilities for major contracts and upfront capital expenditure associated with contract wins in the fourth quarter. Capital expenditure is expected to reduce to around £3.1 billion in 2008/09.

Pensions
The BT Pension Scheme IAS 19 pension asset at March 31, 2008 was a surplus of £2.1 billion, net of tax (£2.9 billion gross of tax), compared with a deficit of £0.2 billion at March 31, 2007 (£0.3 billion gross of tax), an improvement of £2.3 billion, net of tax (£3.2 billion gross of tax). The BT Pension Scheme had assets of £37.3 billion at March 31, 2008 (£38.3 billion at March 31, 2007). The improvement in the position compared with the prior year is largely due to the increase to the AA bond rate used to determine the present value of the scheme liabilities.

The net finance income associated with the pension scheme is expected to be £313 million in 2008/09 compared with £420 million in 2007/08. This reflects an overall long term expected return of 7.1 per cent on the scheme assets and the discount rate of 6.85 per cent. This adverse year on year effect will be partly mitigated by a lower pensions operating charge within staff costs.

O utlook
In 2008/09 we expect to continue to increase our earnings per share before specific items and leaver costs, despite the year on year reduction in the net finance income associated with the pension scheme. We also expect to continue to deliver revenue growth as we continue our transformation from a fixed-line business into a software-driven communications services company. Our continued focus on driving efficiencies across the group is expected to generate further gross cost savings of some £700 million which will contribute towards growth in EBITDA before specific items and leaver costs.

Capital expenditure is expected to reduce to around £3.1 billion in 2008/09. We expect to continue to generate good cash flow from our operations, with free cash flow anticipated to be at a similar level to last year.

We remain committed to delivering value for shareholders and expect to increase dividends per share in 2008/09.

21
st
 Century Network
The key driver behind our 21CN platform is customer choice. 21CN is our next generation platform that enables software-driven, open innovation by BT, our customers and partners and is critical to our transformation into a software-driven global communications services company.

Following input from end users and communications providers involved in our South Wales pilot, we have evolved our deployment strategy from one focused on mass migrating customers onto the new network, with new services becoming available later, to one that delivers new services to customers from the outset.
As a result of the new deployment strategy, we introduced next generation Ethernet in January and a next generation broadband product in April this year. The footprint and functionality of both services will be expanded over the next year and we expect that by April 2009, our 21CN Ethernet service will be available across the widest footprint in the
UK
. Next generation broadband will also be available from exchanges that serve more than ten million homes and business in the same timeframe.

The new services will be offered to customers during periods of voluntary take-up, after which customers will be mass migrated, enabling the closure and decommissioning of certain legacy platforms.

Through this new deployment strategy, we will be able to deliver new services more quickly, with the associated benefits of increased revenue potential and improved customer experience. To date, 21CN has already delivered some £600 million in cost savings, relating to operating efficiencies and reduced spend on legacy networks, and we expect to deliver more savings in the future taking the total annualised savings to at least £1 billion.

The 21CN programme has also been expanded to accommodate the increasing focus on software-driven services, as well as the potential of emerging technologies and the demand from enterprise customers for additional functionality. As a result, we will introduce the BT innovation platform during the summer of 2008, which will enable us and others to develop and integrate a wide array of new applications that will add features and value both to the new 21CN services, and to completely new services.
 ________________________________________________________________________
 The Annual Report and Form 20-F is expected to be published on May 28, 2008. The Annual General  Meeting of BT Group plc will be held at The Barbican Centre,
London
 on July 16, 2008.
 The first quarter results for 2008/09 are expected to be announced on July 31, 2008.

LINE OF BUSINESS RESULTS

BT Global Services

	Fourth quarter ended March 31				Year ended March 31
	2008	2007*	Better (worse)		2008	2007*
	£m	£m	£m	%	£m	£m
Revenue	2,226	2,025	201	10	7,889	7,312
Gross profit	819	790	29	4	2,839	2,759
SG&A before leaver costs	515	520	5	1	1,956	1,983
EBITDA before leaver costs	304	270	34	13	883	776
Depreciation and amortisation	201	191	(10)	(5)	744	665
Operating profit before leaver costs	103	79	24	30	139	111

*Restated to reflect changes to the group's organisational structure and internal trading arrangements
Revenue from our Global Services business increased by 10 per cent year on year, the highest quarterly growth for over two years, driven by continued strong global performance, with revenue growth accelerating to 28 per cent outside the UK, and MPLS growth of 19 per cent to £222 million. The increase in revenue included a net £40 million favourable foreign exchange variance due mainly to the strengthening of the Euro, the impact of which on EBITDA before leaver costs was broadly neutral. EBITDA before leaver costs increased by 13 per cent, continuing the growth trend of the last two years, and EBITDA margin improved by 0.4 percentage points to 13.7 per cent. This improvement was driven by the maturity of some of our large long-term contracts and some up front benefits from the transformation of our operational cost base through global sourcing and process improvement. Depreciation and amortisation charges increased by 5 per cent due to recent business acquisitions. Overall, this resulted in a 30 per cent increase in operating profit before leaver costs.

Total orders in the quarter amounted to £2.8 billion, bringing the value of orders achieved over the last twelve months to £8.0 billion. Networked IT services contract orders of £1.9 billion were won in the quarter, bringing orders for the last twelve months to £5.0 billion. These included an eight year outsourcing deal with Thomson Reuters to manage the WAN element of its internal IT infrastructure; a five-year outsourcing agreement with KPMG practices in the UK and Germany, which will deliver both significant operating cost savings and a transformed technology architecture; and a five-year outsourcing agreement by the BT HP alliance with Nycomed, an international pharmaceutical company to provide MPLS-WAN services, internet bandwidth for Nycomed's EMEA, Asia-Pacific and Americas hubs, and remote access services for 6,500 users.

In total, 259 new customers outside the
UK
 signed orders with BT in the quarter.

In the
UK
, we continued to meet our customer deliverables for the National Programme for IT under the NHS (NPfIT) contracts. In
London
, we are working with the NHS to modernise IT systems and services at trusts across the capital. We installed a further 11 systems - including three to Community Health Trusts - bringing the total number to 189. On N3, the national broadband network, which we have rolled out as part of the NPfIT, there are now over 26,000 connections across
England
 and
Scotland
. In addition, 22 trusts in
England
 are now using voice over IP services on N3.

BT Global Services was recognised by Gartner as a leader in its 2007 Magic Quadrant for Asia Pacific Network Service Providers. Our scale and capability in the region is further enhanced following completion of the acquisition of Frontline Technologies Corporation Ltd during March. Now operating under the brand-name of BT Frontline, it complements and adds depth to BT's existing networked IT services and IT solutions capabilities in the region. BT Frontline has an excellent reputation for the delivery of complex solutions and network management services within the Asia Pacific region and has the immediate ability to offer a full range of IT solutions across Asia Pacific and around the globe in the 176 countries in which we operate.

BT Retail

	Fourth quarter ended March 31				Year ended March 31
	2008	2007*	Better (worse)		2008	2007*
	£m	£m	£m	%	£m	£m
Revenue	2,158	2,123	35	2	8,477	8,346
Gross profit	787	758	29	4	3,116	2,940
SG&A before leaver costs	396	395	(1)	-	1,605	1,559
EBITDA before leaver costs	391	363	28	8	1,511	1,381
Depreciation and amortisation	119	121	2	2	445	445
Operating profit before leaver costs	272	242	30	12	1,066	936

*Restated to reflect changes to the group's organisational structure and internal trading arrangements
BT Retail's revenue increased by 2 per cent to £2,158 million, the third successive quarter of growth, reflecting the success of our strategy to grow new wave revenue whilst defending traditional revenue streams. Gross margin improved by 0.8 percentage points to 36.5 per cent as a result of increased added value sales, improved product mix, and cost efficiencies. SG&A costs have been held broadly flat. EBITDA before leaver costs grew 8 per cent year on year, the eleventh consecutive quarter of growth, and operating profit before leaver costs increased by 12 per cent.

New wave external revenue grew by 24 per cent, driven mainly by broadband and networked IT services, but this was largely offset by a decline in traditional revenue of 5 per cent. New wave external revenue was 27 per cent of BT Retail revenue compared with 22 per cent in the prior year.
Revenue from our Consumer business unit declined by 4 per cent, reflecting a decrease in traditional revenue, with lower call revenue due to the introduction of call packages offering free weekend and evening calls, being partially offset by the growth in broadband. The consumer market for telecom services in the
UK
 is one of the lowest priced, most competitive markets in the world. We are competing vigorously by offering great value to our customers and have continued to focus on reducing the pricing of our packages to give customers both value and peace of mind. Our Anytime Unlimited call plan has been reduced from £14.50 per month two years ago to only £5.95 per month in April 2008. Additionally, in the quarter BT introduced free calls to consumer service and helpdesks replacing expensive 0870 and 0845 numbers.

Broadband is at the centre of our strategy. Broadband revenue grew by 25 per cent year on year and net additions were 150,000, taking us to 4.4 million customers, and retaining our status as the
UK
's most popular broadband supplier. BT's retail market share of net additions of DSL and LLU connections in the quarter was 30 per cent, the sixth consecutive quarter of achieving 30 per cent market share or more. We continue to offer customers more than just an access product, with a wide range of additional services. Our popular Home IT Support Service provided our subscriptions customers jargon free help and support on wireless broadband, email, computer viruses and spyware. We had 41,000 customers at March 31, 2008 compared with 23,000 in the prior year.

The roll out of our next generation television service, BT Vision, accelerated during the quarter, with customer numbers reaching 214,000. We also signed an additional content deal with Disney ABC International Television. Of the 94,000 net additions in the quarter, the subscription attachment rate at point of sale averaged 68 per cent. The average number of views across all subscribers averaged 29 views per subscriber per month.

We have continued to innovate with the launch in 103 countries of the recently announced Go Messenger product, in conjunction with the Sony Playstation portable allowing PSP users to make video and voice calls from their PSP. We have 211,000 registered customers at March 31, 2008, just ten weeks post launch. We have also just launched our next generation product, Broadband Anywhere, which provides broadband in the home and on the move.

Openzone usage continued to grow strongly, reaching around one million minutes per day. During the quarter we announced a three year deal with British Airways which will allow our customers to benefit from free high speed WiFi access in all British Airways lounges. We also announced deals with Shepherd Neame to install in-room Openzone access in all of its hotel rooms, building on the established partnerships in the hotel sector which includes Hilton, Thistle, Guoman, Ramada Jarvis and Menzies, and with Caffé Nero to add Openzone to 330 outlets.

Our SME business achieved revenue growth of 10 per cent in the quarter and again delivered strong EBITDA growth. BT Business One Plan, which combines calls, lines, broadband and mobile, continues to be the package of choice for businesses in the
UK
. During the quarter there were over 20,000 additions, growth of over 39 per cent on last quarter, and now over 37 per cent of our SME customers choose some form of value package from BT. We also launched Business Communications Manager which gives businesses a flexible, scaleable tool for the delivery of advanced telephony features and sophisticated call management support with superior customer service. We offer customers a complete end to end service including design, installation and 24/7 dedicated support. We also grew the number of customers on Tradespace to 65,000.

The Enterprises division delivered strong EBITDA growth, of 18 per cent, due to growth within BT Conferencing, BT Directories and BT Expedite. BT Conferencing secured a number of major contract wins, including GlaxoSmithKline and Deloitte, and launched a new managed video service to help customers take advantage of Telepresence and HD Video technologies. Our videoconferencing capability has been further enhanced in April, by the conditional agreement to purchase Wire One Holdings Inc in the
USA
. BT Expedite secured major contracts with Somerfield, Morrisons and Fenwicks in the quarter.
BT Ireland recorded a strong performance boosted by broadband growth and enhanced efficiencies, with continued significant growth in EBITDA. Key contract wins in the quarter included Department of Finance & Personnel (
Northern Ireland
), Bank of Ireland and Danske Bank.

BT Wholesale

	Fourth quarter ended March 31				Year ended March 31
	2008	2007*	Better (worse)		2008	2007*
	£m	£m	£m	%	£m	£m
External revenue	860	1,016	(156)	(15)	3,707	4,109
Internal revenue	320	319	1	-	1,252	1,277
Revenue	1,180	1,335	(155)	(12)	4,959	5,386
Gross profit	380	439	(59)	(13)	1,650	1,796
SG&A before leaver costs	60	66	6	9	249	285
EBITDA before leaver costs	320	373	(53)	(14)	1,401	1,511
Depreciation and amortisation	250	232	(18)	(8)	893	908
Operating profit before leaver costs	70	141	(71)	(50)	508	603

*Restated to reflect changes to the group's organisational structure and internal trading arrangements

BT Wholesale's total revenue declined by 12 per cent to £1,180 million. Our external revenue decreased by 15 per cent to £860 million in the fourth quarter. This was mainly due to a decline of £97 million in low margin transit and premium rate services revenues (PRS), as well as reductions in broadband revenue of £54 million as a result of anticipated price reductions (£24 million) and volume decreases due to continued migrations to LLU (£30 million). We continue to expect a decline in low margin transit revenues in the short term, as other communications providers (CPs) interconnect directly. However, we have re-signed with a number of significant customers to supply transit services for 2008/09 and beyond. Internal revenue was broadly flat at £320 million.

Gross profit decreased by 13 per cent to £380 million, principally reflecting the impact of LLU migrations and price reductions on our broadband revenues. We reduced the gross margin impact of our revenue decline through focussed margin management initiatives. We continued our headcount driven efficiency activities in the quarter, which led to a reduction in SG&A costs of 9 per cent (£6 million).

EBITDA before leaver costs decreased, by 14 per cent to £320 million. Depreciation and amortisation increased by 8 per cent year on year to £250 million largely due to the amortisation on software assets which have been brought into use. Operating profit before leaver costs was £70 million in the quarter.
The wholesale communications industry continues its transition to next generation communications services. Our strategy to support customers through this transition continued, generating long term managed network solutions contracts during the quarter.

In the quarter we signed over £1 billion of deals, including a five year managed access agreement to connect Vodafone's
UK
 base stations to its core national infrastructure, allowing Vodafone and its customers to benefit from our cutting edge Ethernet connectivity on 21CN. We signed a three year white label contract to enable Scottish and Southern Energy to offer its consumer customers integrated voice and broadband services. We also announced in May, a new managed network solutions agreement with mobile operator O2. Under the five year agreement, we will provide and manage high-speed connectivity between most of O2's base stations and its core national network in the
UK
. The solution will use the new next generation 21CN Ethernet service.

 We launched our next generation 21CN Ethernet service during the quarter, which offers our wholesale customers higher speeds and more flexible data connectivity. We also introduced our range of Smart Broadband services during April. These offer CPs a greater service differentiation and end users with greater control, choice and flexibility, as well as higher broadband speeds, enabling the parallel use of multiple applications over broadband, including video rich content such as high definition television. Both services are delivered over 21CN.

Openreach

	Fourth quarter ended March 31				Year ended March 31
	2008	2007*	Better (worse)		2008	2007*
	£m	£m	£m	%	£m	£m
External revenue	249	204	45	22	886	685
Revenue from other BT lines of business	1,071	1,132	(61)	(5)	4,380	4,538
Revenue	1,320	1,336	(16)	(1)	5,266	5,223
Operating costs before leaver costs	824	839	15	2	3,328	3,292
EBITDA before leaver costs	496	497	(1)	-	1,938	1,931
Depreciation and amortisation	172	177	5	3	689	707
Operating profit before leaver costs	324	320	4	1	1,249	1,224

*Restated to reflect changes to the group's organisational structure and internal trading arrangements
Openreach's external revenue continued to increase, and at £249 million was £45 million higher than the prior year. This has been driven by the increase in the provision of backhaul services and the migration of lines to external CPs across all products. At March 31, 2008 we had 4.3 million external LLU lines (net additions of 0.6 million in the quarter) and over 4.7 million WLR lines and channels with over 450 external CPs.

Revenue from other BT lines of business decreased by 5 per cent, primarily due to lower connections, the effects of the regulatory price cut on LLU ceases (when end users change their CP) and the impact of some CPs moving from BT Wholesale broadband services to LLU. At March 31, 2008 we had 8.4 million LLU lines, and 21.9 million WLR lines and channels with other BT lines of business which are both slightly down due to wholesale broadband to LLU volume shift. Our total revenue, at £1,320 million for the fourth quarter, has decreased by only 1 per cent, compared with the prior year, largely due to the impact of the regulatory price cuts on LLU ceases.

Operating costs decreased by £15 million to £824 million in the quarter. We are continuing to see the benefits from our investment in service improvements earlier in the year with the lead times on provision and repair improving by at least 40 per cent since the beginning of the year. The number of access faults has decreased by 10 per cent following our investment in the network. The benefits from this, combined with the focus on delivering efficiency programme savings, which more than offset the effects of pay inflation, higher activity levels and increased maintenance and support costs of new systems, resulting in an overall 2 per cent reduction in operating costs.

Overall EBITDA before leaver costs remained broadly flat year on year at £496 million. Depreciation and amortisation costs decreased by £5 million to £172 million due to lower depreciation from a number of access network assets, which have reached the end of their useful economic life, which more than offset the impact of increased depreciation on LLU assets from the high capital investment in prior periods. Operating profit before leaver costs increased by £4 million to £324 million.

 We continue to work towards achieving the key milestones of the Undertakings, with the latest milestone of Equivalence of Inputs for the WLR ISDN30 product being delivered at the end of February.
We have announced our intention to launch Ethernet

Backhaul Direct (EBD), a highly efficient, cost effective and competitively priced Ethernet backhaul solution, available by the end of May. The introduction of this new product demonstrates our ongoing commitment to further stimulate competition in the
UK
 broadband market
.
This product has been designed to meet the increasing need for high bandwidth backhaul, supporting broadband applications such as video on demand.
EBD is designed for all CPs and is particularly suitable for those focused on business markets as it offers high speed data circuits that provide a secure backhaul service. It will initially be available at 1 Gbit with further bandwidth options available at a later date.

GROUP INCOME STATEMENT
for the three months ended March 31, 2008

		Before specific items	Specific items (note 4)	Total
(unaudited)	Notes	£m	£m	£m

Revenue	2	5,422	-	5,422
Other operating income		136	-	136
Operating costs	3	(4,800)	(163)	(4,963)
Operating profit		758	(163)	595

Finance expense		(724)	-	(724)
Finance income		627	-	627
Net finance expense	5	(97)	-	(97)

Share of post tax profits of associates and joint ventures		(3)	-	(3)
Loss on disposal of associate		-	(1)	(1)

Profit before taxation		658	(164)	494

Taxation		(147)	79	(68)

Profit for the period		511	(85)	426

Attributable to:
Equity shareholders		511	(85)	426
Minority interest		-	-	-

Earnings per share	6
- basic		6.5p		5.4 p
- diluted		6.4 p		5.3 p

GROUP INCOME STATEMENT
for the three months ended March 31, 2007

		Before specific items	Specific items (note 4)	Total
(unaudited)	Notes	£m	£m	£m

Revenue	2	5,292	-	5,292
Other operating income		81	(5)	76
Operating costs	3	(4,672)	(28)	(4,700)
Operating profit		701	(33)	668

Finance expense		(655)	-	(655)
Finance income		585	-	585
Net finance expense	5	(70)	-	(70)

Share of post tax profits of associates and joint ventures		1	-	1
Profit on disposal of associate		-	2	2

Profit before taxation		632	(31)	601

Taxation		(155)	9	(146)

Profit for the period		477	(22)	455

Attributable to:
Equity shareholders		476	(22)	454
Minority interest		1	-	1

Earnings per share	6
- basic		5.8 p		5.5 p
- diluted		5.6 p		5.3 p

GROUP INCOME STATEMENT
for the year ended March 31, 2008

		Before specific items	Specific items (note 4)	Total
	Notes	£m	£m	£m

Revenue	2	20,704	-	20,704
Other operating income		359	(10)	349
Operating costs	3	(18,168)	(529)	(18,697)
Operating profit		2,895	(539)	2,356

Finance expense		(2,891)	-	(2,891)
Finance income		2,513	-	2,513
Net finance expense	5	(378)	-	(378)

Share of post tax losses of associates and joint ventures		(11)	-	(11)
Profit on disposal of associate		-	9	9

Profit before taxation		2,506	(530)	1,976

Taxation		(581)	343	(238)

Profit for the year		1,925	(187)	1,738

Attributable to:
Equity shareholders		1,924	(187)	1,737
Minority interest		1	-	1

Earnings per share	6
- basic		23.9p		21.5p
- diluted		23.4p		21.1p

GROUP INCOME STATEMENT
for the year ended March 31, 2007

		Before specific items	Specific items (note 4)	Total
	Notes	£m	£m	£m

Revenue	2	20,223	-	20,223
Other operating income		236	(3)	233
Operating costs	3	(17,746)	(169)	(17,915)
Operating profit		2,713	(172)	2,541

Finance expense		(2,604)	-	(2,604)
Finance income		2,371	139	2,510
Net finance expense	5	(233)	139	(94)

Share of post tax profits of associates and joint ventures		15	-	15
Profit on disposal of associate		-	22	22

Profit before taxation		2,495	(11)	2,484

Taxation		(611)	979	368

Profit for the year		1,884	968	2,852

Attributable to:
Equity shareholders		1,882	968	2,850
Minority interest		2	-	2

Earnings per share	6
- basic		22.7 p		34.4 p
- diluted		22.2 p		33.6 p

G ROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended March 31, 2008

	Year ended March 31
	2008	2007
	£m	£m

Profit for the year	1,738	2,852

Actuarial gains on defined benefit pension schemes	2,621	1,409
Net (losses) gains on cash flow hedges	163	163
Exchange differences on translation of foreign operations	213	(95)
Tax on items taken directly to equity	(832)	(486)

Net gains recognised directly in equity	2,165	991

Total recognised income for the year	3,903	3,843

Attributable to:
Equity shareholders	3,899	3,843
Minority interest	4	-
	3,903	3,843

GROUP CASH FLOW STATEMENT
for the three months and year ended March 31, 2008

	Fourth quarter ended March 31 (unaudited)		Year ended March 31
	2008	2007	2008	2007
	£m	£m	£m	£m

Cash flow from operating activities
Cash generated from operations (note 7 (a))	2,623	2,168	5,187	5,245
Income taxes (paid) received	(15)	245	299	(35)
Net cash inflow from operating activities	2,608	2,413	5,486	5,210

Cash flow from investing activities
Interest received	10	84	111	147
Dividends received from associates and joint ventures	-	-	2	6
Proceeds on disposal of subsidiaries	-	25	-	27
Proceeds on disposal of property, plant and equipment	15	15	62	89
Proceeds on disposal of associates and joint ventures	-	-	13	27
Proceeds on disposal of non current financial assets	-	1	1	4
Proceeds on disposal of current financial assets	1,052	1,608	4,779	8,525
Acquisition of subsidiaries, net of cash acquired	(102)	(188)	(377)	(284)
Purchases of property, plant and equipment and computer software	(774)	(851)	(3,315)	(3,298)
Investments in associates and joint ventures	-	-	-	(7)
Purchases of non current financial assets	-	13	(2)	(7)
Purchases of current financial assets	(764)	(1,265)	(4,938)	(8,007)
Net cash used in investing activities	(563)	(558)	(3,664)	(2,778)

Cash flows from financing activities
Equity dividends paid	(427)	(419)	(1,236)	(1,054)
Dividends paid to minority interests	-	-	-	(3)
Interest paid	(154)	(117)	(842)	(797)
Repayments of borrowings	(86)	(185)	(913)	(809)
Net proceeds (repayment) of finance lease liabilities	7	21	(284)	(276)
New bank loans and bonds	377	11	3,939	11
Net (repayment) proceeds on issue of commercial paper	(661)	(723)	(681)	309
Repurchase of ordinary shares	(480)	(129)	(1,498)	(400)
Proceeds on issue of treasury shares	9	58	85	123
Repurchase of ordinary shares by subsidiary	-	(2)	-	(2)
Net cash used in financing activities	(1,415)	(1,485)	(1,430)	(2,898)

Effects of exchange rate changes	14	(6)	25	(35)
Net increase (decrease) in cash and cash equivalents	644	364	417	(501)

Cash and cash equivalents at beginning of period	530	393	757	1,258

Cash and cash equivalents, net of bank overdrafts, at end of period (note 7 (c))	1,174	757	1,174	757

Free cash flow (note 7 (b))	1,705	1,558	1,503	1,354

Increase in net debt from cash flows (note 8 (b))	(705)	(903)	1,510	219

G ROUP BALANCE SHEET
at March 31, 2008

	March 31	March 31
	2008	2007
	£m	£m

Non current assets
Intangible assets	3,355	2,584
Property, plant and equipment	15,307	14,997
Derivative financial instruments	310	25
Investments	31	27
Associates and joint ventures	85	67
Trade and other receivables	854	523
Retirement benefit assets of the BT Pension Scheme	2,887	-
Deferred tax assets	-	117
	22,829	18,340

Current assets
Inventories	122	133
Trade and other receivables	4,449	4,073
Current tax receivables	-	504
Derivative financial instruments	77	27
Investments	440	270
Cash and cash equivalents	1,435	808
	6,523	5,815

Total assets	29,352	24,155

Current liabilities
Loans and other borrowings	1,524	2,203
Derivative financial instruments	267	318
Trade and other payables	7,591	6,674
Current tax liabilities	241	277
Provisions	81	100
	9,704	9,572

Total assets less current liabilities	19,648	14,583

Non current liabilities
Loans and other borrowings	9,818	6,387
Derivative financial instruments	805	992
Other payables	707	590
Deferred tax liabilities	2,513	1,683
Retirement benefit obligations	108	389
Provisions	265	270
	14,216	10,311
Capital and reserves
Called up share capital	420	432
Reserves	4,989	3,806
Total equity shareholders' funds	5,409	4,238
Minority interests	23	34
Total equity	5,432	4,272

	19,648	14,583

NOTES

1
    Basis of preparation and accounting policies

The preliminary results for the year ended March 31, 2008 have been extracted from the audited consolidated financial statements which have not yet been delivered to the Registrar of Companies but are expected to be published on May 28, 2008.

The financial information set out in this announcement does not constitute statutory accounts for the year ended March 31, 2008 or 2007. The financial information for the year ended March 31, 2007 is derived from the statutory accounts for that year. The report of the auditors on the statutory accounts for the year ended March 31, 2007 was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

In order to assist readers in understanding the year on year performance, we have restated the comparative line of business results to reflect changes to the group's organisational structure and new internal trading arrangements. There is no change to the overall group reported results.

2

Results of businesses
  Operating results
	External revenue	Internal revenue	Group revenue	EBITDA (ii)	Group operating profit (loss) (ii)
	£m	£m	£m	£m	£m
Fourth quarter ended March 31, 2008
BT Global Services	2,226	-	2,226	304	103
BT Retail	2,078	80	2,158	391	272
BT Wholesale	860	320	1,180	320	70
Openreach	249	1,071	1,320	496	324
Other	9	-	9	58	45
Intra-group items (i)	-	(1,471)	(1,471)	-	-
Total	5,422	-	5,422	1,569	814

Fourth quarter ended March 31, 2007*
BT Global Services	2,025	-	2,025	270	79
BT Retail	2,042	81	2,123	363	242
BT Wholesale	1,016	319	1,335	373	141
Openreach	204	1,132	1,336	497	320
Other	5	-	5	34	(18)
Intra-group items (i)	-	(1,532)	(1,532)	-	-
Total	5,292	-	5,292	1,537	764

Year ended March 31, 2008
BT Global Services	7,889	-	7,889	883	139
BT Retail	8,194	283	8,477	1,511	1,066
BT Wholesale	3,707	1,252	4,959	1,401	508
Openreach	886	4,380	5,266	1,938	1,249
Other	28	-	28	178	60
Intra-group items (i)	-	(5,915)	(5,915)	-	-
Total	20,704	-	20,704	5,911	3,022

Year ended March 31, 2007*
BT Global Services	7,312	-	7,312	776	111
BT Retail	8,100	246	8,346	1,381	936
BT Wholesale	4,109	1,277	5,386	1,511	603
Openreach	685	4,538	5,223	1,931	1,224
Other	17	-	17	181	(14)
Intra-group items (i)	-	(6,061)	(6,061)	-	-
Total	20,223	-	20,223	5,780	2,860

* Restated to reflect changes to the group's organisational structure and internal trading arrangements

  Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.
  Before specific items and leaver costs.

2

Results of businesses

continued

(b)
    Revenue analysis

	Fourth quarter ended March 31				Year ended March 31
	2008	2007*	Better (worse)		2008	2007*
	£m	£m	£m	%	£m	£m
Traditional	3,122	3,175	(53)	(2)	12,661	12,849
New wave	2,300	2,117	183	9	8,043	7,374
	5,422	5,292	130	2	20,704	20,223

Major corporate	2,151	1,969	182	9	7,573	7,089
Business	676	615	61	10	2,590	2,456
Consumer	1,259	1,305	(46)	(4)	5,071	5,124
Wholesale/Carrier	1,327	1,398	(71)	(5)	5,442	5,537
Other	9	5	4	n/m	28	17
	5,422	5,292	130	2	20,704	20,223

 * Restated for customer account transfers

(c)     New wave revenue analysis

	Fourth quarter ended March 31				Year ended March 31
	2008	2007	Better (worse)		2008	2007
	£m	£m	£m	%	£m	£m
Networked IT services	1,438	1,287	151	12	4,841	4,386
Broadband	586	556	30	5	2,219	2,016
Mobility	91	78	13	17	348	294
Other	185	196	(11)	(6)	635	678
	2,300	2,117	183	9	8,043	7,374

(d)    Capital expenditure on property, plant, equipment, software and motor vehicles

	Fourth quarter ended March 31				Year ended March 31
	2008	2007	Better (worse)		2008	2007
	£m	£m	£m	%	£m	£m

Transmission equipment	282	312	30	10	1,117	1,209
Exchange equipment	15	41	26	63	83	118
Other network equipment	190	251	61	24	1,060	854
Computers and office equipment	55	69	14	20	181	149
Software	220	206	(14)	(7)	826	807
Motor vehicles and other	9	14	5	36	39	49
Land and buildings	3	12	9	75	33	61
	774	905	131	14	3,339	3,247

3 (a)
    Operating costs

	Fourth quarter ended March 31		Year ended March 31
	2008	2007	2008	2007
	£m	£m	£m	£m
Staff costs before leaver costs	1,362	1,264	5,231	5,076
Leaver costs	56	63	127	147
Staff costs	1,418	1,327	5,358	5,223
Own work capitalised	(168)	(186)	(724)	(718)
Net staff costs	1,250	1,141	4,634	4,505
Depreciation and amortisation	755	773	2,889	2,920
Payments to telecommunication operators	1,098	1,071	4,237	4,162
Other operating costs	1,697	1,687	6,408	6,159
Total before specific items	4,800	4,672	18,168	17,746
Specific items (note 4)	163	28	529	169
Total	4,963	4,700	18,697	17,915

(b)
    Leaver costs

	Fourth quarter ended March 31		Year ended March 31
	2008	2007	2008	2007
	£m	£m	£m	£m
BT Global Services	11	21	22	41
BT Retail	9	10	16	24
BT Wholesale	5	5	6	11
Openreach	16	1	27	4
Other	15	26	56	67
Total	56	63	127	147

4.   Specific items

BT separately identifies and discloses any significant one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

4
    Specific items
 continued

	Fourth quarter ended March 31		Year ended March 31
	2008	2007	2008	2007
	£m	£m	£m	£m
Creation of Openreach and delivery of the Undertakings	53	-	53	30
Restructuring costs	110	-	402	-
Write off of circuit inventory and working capital balances	-	4	74	65
Property rationalisation costs	-	24	-	64
Cost associated with settlement of open tax years	-	-	-	10
Specific operating costs	163	28	529	169
Loss on sale of non current asset investments	-	5	10	3
Loss (profit) on disposal of associate	1	(2)	(9)	(22)
Net specific items charge before interest and tax	164	31	530	150
Interest on settlement of open tax years	-	-	-	(139)
Tax credit on specific items	(39)	(9)	(149)	(41)
Tax credit in respect of settlement of open tax years	(40)	-	(40)	(938)
Tax credit on re-measurement of deferred tax	-	-	(154)	-
Net specific items charge (income) after tax	85	22	187	(968)

5

Net finance expense

	Fourth quarter ended March 31		Year ended March 31
	2008	2007	2008	2007
	£m	£m	£m	£m
Finance expense [1] before pension interest	217	187	863	732
Interest on pension scheme liabilities	507	468	2,028	1,872
Finance expense	724	655	2,891	2,604

Finance income [2] before pension income	(15)	(12)	(65)	(218)
Expected return on pension scheme assets	(612)	(573)	(2,448)	(2,292)
Finance income	(627)	(585)	(2,513)	(2,510)

Net finance expense (income)	97	70	378	94

Net finance expense before pensions	202	175	798	514
Interest associated with pensions	(105)	(105)	(420)	(420)
Net finance expense (income)	97	70	378	94

1
Finance expense in the fourth quarter and year ended March 31, 2008 includes a £3 million and £42 million net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis. Finance expense in the fourth quarter and year ended March 31, 2007 included £3 million and £4 million net charge, respectively, arising from the re-measurement of financial instruments which, under IAS 39, were not in hedging relationships on a fair value basis.
2
Finance income in the fourth quarter and year ended March 31, 2007 included £139 million of interest on settlement of open tax years.

6
    Earnings per share
The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.
The average number of shares in the periods were:

	Fourth quarter ended March 31		Year ended March 31
	2008	2007	2008	2007
	millions of shares		millions of shares
Basic	7,904	8,265	8,066	8,293
Diluted	8,037	8,487	8,223	8,479

7
    (a)
    Reconciliation of profit before tax to cash generated from operations

	Fourth quarter ended March 31		Year ended March 31
	2008	2007	2008	2007
	£m	£m	£m	£m
Profit before tax after specific items	494	601	1,976	2,484
Depreciation and amortisation	755	773	2,889	2,920
Associates and joint ventures	3	(1)	11	(15)
Employee share scheme costs	18	23	73	93
Net finance expense	97	70	378	94
Loss (profit) on disposal of associates and non current asset investments	1	3	1	(19)
Changes in working capital	1,195	713	(24)	(97)
Provisions movements, pensions and other	60	(14)	(117)	(215)
Cash generated from operations	2,623	2,168	5,187	5,245

(b)
    Free cash flow

	Fourth quarter ended March 31		Year ended March 31
	2008	2007	2008	2007
	£m	£m	£m	£m
Cash generated from operations	2,623	2,168	5,187	5,245
Income taxes (paid) received	(15)	245	299	(35)
Net cash inflow from operating activities	2,608	2,413	5,486	5,210
Included in cash flows from investing activities
Net purchase of property, plant, equipment and software	(759)	(836)	(3,253)	(3,209)
Net purchase of non current asset investments	-	14	(1)	(3)
Dividends received from associates	-	-	2	6
Interest received	10	84	111	147
Included in cash flows from financing activities
Interest paid	(154)	(117)	(842)	(797)
Free cash flow	1,705	1,558	1,503	1,354

(b)
    Free cash flow

continued

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

(c)
    Cash and cash equivalents

	At March 31
	2008	2007
	£m	£m
Cash at bank and in hand	732	568
Short term deposits	703	240
Cash and cash equivalents	1,435	808
Bank overdrafts	(261)	(51)
	1,174	757

8
    Net debt
Net debt at March 31, 2008 was £9,460 million (March 31, 2007 - £7,914 million).

Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments, cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made for the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to £256 million. Net debt is a non GAAP measure since it is not defined in accordance with IFRS but it is a key indicator used by management in order to assess operational performance.

8
    (a)
    Analysis

	At March 31
	2008	2007
	£m	£m
Loans and other borrowings	11,342	8,590
Cash and cash equivalents	(1,435)	(808)
Other current financial assets	(440)	(270)
	9,467	7,512
Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	241	577
To recognise borrowings at net proceeds and unamortised discount	(248)	(175)
Net debt	9,460	7,914

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at March 31, 2008 was £11,076 million (March 31, 2007 - £8,943 million).

(b)
     Reconciliation of net cash flow to movement in net debt

	Fourth quarter ended March 31		Year ended March 31
	2008	2007	2008	2007
	£m	£m	£m	£m
Net debt at beginning of period	10,175	8,796	7,914	7,534
(Decrease) increase in net debt resulting from cash flows	(705)	(903)	1,510	219
Net debt assumed or issued on acquisitions	4	2	35	11
Currency movements	(4)	10	(4)	124
Other non-cash movements	(10)	9	5	26
Net debt at end of period	9,460	7,914	9,460	7,914

9
    Statement of changes in equity

	Year ended
	March 31
	2008	2007
	£m	£m

Shareholders' funds	4,238	1,555
Minority interest	34	52
Equity at beginning of year	4,272	1,607

Total recognised income for the year	3,903	3,843
Share based payment	55	71
Issue of shares	32	24
Net purchase of treasury shares	(1,529)	(284)
Dividends on ordinary shares	(1,241)	(1,053)
Tax on items taken directly to equity	(45)	82
Minority interest	(15)	(18)
Net changes in equity for the year	1,160	2,665

Equity at end of year
Shareholders' funds	5,409	4,238
Minority interest	23	34
Total equity	5,432	4,272

10
    Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	Fourth quarter ended March 31		Year ended March 31
	2008	2007	2008	2007
	£m	£m	£m	£m
Operating profit after specific items	595	668	2,356	2,541
Specific items (note 4)	163	33	539	172
Depreciation and amortisation	755	773	2,889	2,920
EBITDA before specific items	1,513	1,474	5,784	5,633

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

11
    Dividends
The directors recommend a final dividend of 10.4 pence per share (10.0 pence last year). This will be paid, subject to shareholder approval, on September 15, 2008 to shareholders who were on the register at August 22, 2008. This final dividend, amounting to approximately £805 million (£825 million last year) has not been included as a liability as at March 31, 2008. It will be recognised as an appropriation of retained earnings within shareholders' equity in the quarter ended September 30, 2008. This takes the total proposed dividend in relation to the year to 15.8 pence per share (15.1 pence last year).

Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the
US
 Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations of continuing growth in revenue, EBITDA and earnings per share; levels of free cash flow; continued growth in Global Services' revenue and EBITDA, and expanding EBITDA margins; growth in new wave revenue, mainly from networked IT services and broadband; continued growth in the broadband market; further cost savings and reduced capital expenditure; increased dividends per share; investment in, and the delivery and benefits of, BT's 21 st
 Century Network and the expected cost savings; and the scope and delivery of next generation services and applications.
    Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
    Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 15 May 2008